JOHN H. LIVELY, Managing Partner

john.lively@practus.com

11300 Tomahawk Creek Pkwy., Suite 310

Leawood, KS 66211

(913) 660-0778

January 10, 2025

Mr. David Mathews

Attorney-Adviser

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ETF Opportunities Trust (File Nos. 333-234544 and 811-23439)
Brookmont Catastrophic Bond ETF

Dear Mr. Mathews:

This letter provides the responses of ETF Opportunities Trust (the “Trust” or the “Registrant”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided to Practus, LLP. The comments related to Post-Effective Amendment (“PEA”) No. 149 to the registration statement of the Trust, which was filed on July 12, 2024, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”). The PEA was filed to register shares of a new series of the Trust, the Brookmont Catastrophic Bond ETF (the “Fund”). For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment. Capitalized terms not defined in this letter shall have the same meaning ascribed to such term in the PEA. It is intended that any revisions to the disclosures contained in the Fund’s prospectus and statement of additional information that are made in response to the comments contained herein will be reflected in another post-effective amendment filing to the Trust’s registration statement this filed pursuant to Rule 485(b) under the 1933 Act (the “485(b) filing”).

Preliminary or General Comments

•	Please file this comment response letter on EDGAR at least five days prior to making the 485(b) filing and also send via email to Mr. Mathews marked pages of the revised disclosure.
•	Please also apply any new or revised disclosure in one section to similar disclosure in other sections throughout the registration statement.

Response: As requested, the Trust will file this comment response letter on EDGAR and send via email to Mr. Mathews marked pages of the revised disclosure as early as possible prior to the current effective date. The Registrant acknowledges the Staff’s comment and will endeavor to work with the Staff to resolve all comments before going effective on the registration statement. The Trust intends that new or revised disclosure that is similar to disclosure in other sections will be applied consistently throughout the registration statement.

JOHN H. LIVELY ● MANAGING PARTNER

11300 Tomahawk Creek Pkwy ● Ste. 310 ● Leawood, KS 66211 ● p: 913.660.0778 ● c: 913.523.6112

Practus, LLP ● John.Lively@Practus.com ● Practus.com

1.	Comment: Please provide the completed fee table and example numbers pre-effectively with the Trust’s response. In the response letter, please describe how any estimates were determined and why the Trust believes that those estimates are reasonable. Also, in correspondence, confirm that the Fund does not intend to engage in borrowing or short sales in its initial fiscal year, or, if it does, revise the fee table to include expenses associated with those practices.

Response: The completed fee table and example numbers are provided with this response. The estimates were determined based on projected asset levels, expected expenses, and industry standards for similar funds. The Trust believes that these estimates are reasonable as they reflect anticipated costs associated with operating the Fund during its initial fiscal year. The Trust confirms that the Fund does not intend to engage in borrowing or short sales in its initial fiscal year. Therefore, the fee table does not include expenses associated with those practices.

2.	Comment: Please confirm, in correspondence, that the fee waiver/expense reimbursement will be in effective for at least one year from the effective date of the registration statement. Consider including a description of the Adviser’s ability to recoup the amounts waived or expenses reimbursed or cross reference to that discussion in Item 10 of the prospectus.

Response: The Registrant confirms that the fee waiver/expense reimbursement agreement will be in effect for at least one year from the effective date of the registration statement. A description of the Adviser’s ability to recoup waived fees and reimbursed expenses within three years, subject to the Fund's expense cap, has been added in a footnote to the fee table.

3.	Comment: The following disclosure is included in the Principal Investment Strategies section of the prospectus: “These investments also may cover risks such as mortality, longevity and operational risks.” In correspondence, please provide more detail regarding the ability to invest in mortality, or operational risk-related securities, including a description of the types of investments and the extent of the Fund’s allocations.

Response: The Fund may invest in insurance-linked securities that cover mortality and longevity risks, such as mortality bonds or longevity bonds. These instruments allow the Fund to gain exposure to the risk of significant deviations in actuarial estimates of mortality rates, such as those caused by pandemics. Operational risk-related securities may include instruments that provide coverage against operational failures associated with terrorism or other unanticipated events impairing business activity. The Fund anticipates that allocations to these types of securities will constitute up to 10% of its net assets, depending on market opportunities and conditions.

4.	Comment: As the Fund’s description of its Principal Investment Strategies indicates significant investment in catastrophe bonds in broad categories of related insurance-linked securities (“ILS”), and given the varying liquidity profiles of such investments, please address, in correspondence, how the Fund determined this strategy is appropriate for an open-end exchange traded fund structure. In your response, please address and include information regarding the following:

A.	Describe how the Fund and its advisers in executing the strategy will address each of the relevant liquidity risk management factors set forth in the Commission’s Rule 22e-4 Adopting Release (on pages 154 and 155 of the release).

Response: The Fund has implemented a comprehensive Liquidity Risk Management Program in accordance with Rule 22e-4. The Adviser and Sub-Adviser will regularly assess the liquidity of portfolio investments, considering factors such as trading volume, settlement periods, volatility of trading prices for the asset, bid-ask spreads, maturity/term, restrictions on the trading of the assets and the nature of the market for each security. Stress testing and scenario analysis will be conducted to evaluate unique liquidity considerations associated with weather events in addition to general adverse market conditions for risk assets. The portfolio is expected to be diversified sufficiently across specific issues, peril types and regions to allow for bond impairment events without causing the Fund’s illiquid assets to approach the 15% limitation.

B.	Include market data with respect to historical and current liquidity for each category of investments the Fund will primarily invest in, and address how liquidity determination categories will account for and be impacted by, seasonal climate events, specific perils or triggering events, and the aftermath of catastrophic events, including recent examples.

Response: The Adviser has advised the Fund of the following in response to this comment:

Catastrophe bonds can be purchased directly from the initial purchaser in the primary market or bought or sold in the secondary market. The growing participation of reinsurers, insurers and new sponsors in the catastrophe bond market has helped maintain high liquidity in the secondary market, even after major events. For example, during the onset of the COVID-19 pandemic in March 2020 and following Hurricane Ian in 2022—the largest catastrophe bond market loss to date—the secondary market remained active, allowing investors who needed to liquidate their positions to find buyers. Figure 1 shows monthly volume (USD) from catastrophe bonds sold in the secondary market from January 2015 to September 2023, as reported to the US Financial Industry Regulatory Authority’s (FINRA) Trade Reporting and Compliance Engine (TRACE). TRACE tracks catastrophe bond trades executed by U.S. broker-dealers regulated by FINRA and the SEC, capturing only a portion of the secondary catastrophe bond market activity. Between 2015 and 2023, Figure 1 highlights a record volume of secondary market trades in March 2020, as investors were able to liquidate catastrophe bond positions due to COVID-related distress in their other investments.

Figure 1: TRACE monthly sell volume (USD) from January 2015 to September 2023.

More recently Florida experienced a rare two Hurricane event hitting generally in the same geographic area in consecutive weeks in Helene and Milton. During this period the net asset values of the five 40 Act registered funds employing a similar strategy as the Fund had a five-day maximum draw down of anywhere from 1.06% to 6.9%. As of October 23, 2024 the funds fully recovered returning anywhere between .47% to 1.9% above the pre-Helene/Milton period.

Figure 2a presents a histogram of the TRACE bid-ask spreads for the 300+ trades recorded during that period, showing minimal absolute variation in the bid-ask spread. Figure 5 also reflects secondary market activity in October and November 2022, following Hurricane Ian’s landfall in Florida on 28 September 2022. Figure 2b displays the histogram of TRACE bid-ask spreads for trades during that time, again indicating little absolute variation.

Figure 2a: Bid-ask spreads of all TRACE trades in March 2020 during market downturn related to COVID.

Figure 2b: Bid-ask spreads of all TRACE trades in October-November 2022 after 2022 Hurricane Ian.

Since 2015 marks the first full year of TRACE data, Figure 3 shows the market-weighted average bids and asks from Swiss Re Capital Markets' indicative pricing sheets for the catastrophe bond market going back to 2000. The chart indicates minimal volatility in bids, asks, and bid-ask spreads under normal conditions, with only modest widening of spreads during periods of stress (Q4 2008, March 2020, and Q4 2022). This supports the idea that investors can trade catastrophe bond positions without triggering significant price movements across various market environments. In terms of liquidity, catastrophe bonds naturally benefit from being part of this broader investor and reinsurance and insurance universe.

Figure 3: Swiss Re cat bond market weighted bids-asks

Over the past two decades, catastrophe bonds have delivered strong and consistent performance, even during financial crises and major natural disasters, as well as significant losses in the global reinsurance and insurance industry (e.g., Hurricane Katrina in 2005, the Global Financial Crisis of 2008, the Eurozone Debt Crisis of 2010-2012, COVID-19, and Hurricane Ian in 2022). As illustrated in Figure 4, catastrophe bonds have shown significantly lower volatility compared to other asset classes, providing steady long-term returns even in times of heightened market stress. Since its inception in 2002, the Swiss Re Global Cat Bond Total Return Index, a monthly market index created by Swiss Re and available on Bloomberg, has experienced over 4x less volatility than equities (MSCI World Index), 2.8x less than high-yield bonds (Barclays Macro Global High Yield Bond Index), and nearly 2x less than the global aggregate bond index (Bloomberg Global Aggregate Bond Index). The chart and indices highlight how cyclical assets like equities, corporate bonds, and real estate tend to correlate during economic downturns. Catastrophe bonds have been valued by the investors for offering uncorrelated source of returns, providing genuine diversification when other cyclical markets are correlated and declining.

Figure 4: Comparison of Swiss Re Global Cat Bond Index Total Return against Other Market Benchmarks from 2002 to early 2024 (Source – Swiss Re Capital Markets).

C.	Explain how each type of catastrophe bond or related ILS will be classified under the Fund’s Rule 22e-4 liquidity risk management program and specify whether liquidity classifications will be made on an asset class basis or on an instrument by instrument basis, and if classified on an asset class basis, explain how this is appropriate given unique characteristics of each instrument as to peril, geography, and trigger events.

Response: Liquidity classifications will be made on an instrument-by-instrument basis due to the unique characteristics of each security. Factors such as peril type, geographic exposure, trigger mechanisms, and market demand will be considered to determine the liquidity category of each investment. The Adviser believes that the portfolio will range anywhere from highly liquid to less liquid with a rare occasion of illiquid holdings. At any given time the Adviser believes that the portfolio will be roughly 25-50% in either highly liquid or moderately liquid assets (cumulatively 50% to 100% in highly or moderately liquid being able to convert into cash within 7 days). In market environments where risk assets are selling off the Adviser believes the portfolio could be up anywhere between 5%-20% in less liquid securities, but believes these events are temporary in nature and are reflective of a broader market selloff impacting many risk assets. Additionally, the Adviser believes that on a rare occasion the Fund may hold a de minimis amount of illiquid holdings. These would be driven by an impending impairment of a bond where the bonds do not trade resulting in the Adviser using a model-based valuation. The Adviser expects that these instances will be rare given that the annual impairment loss rate of the asset class is between 2-3% and upon impairment the Adviser anticipates a significant write-down of the impaired asset. The Adviser expects to have below 5% in illiquid positions in the Fund at any given time, likely closer to 0%.

D.	Discuss the Adviser’s and Sub-Adviser’s experience investing in catastrophe bonds and related ILS and how that experience will inform their liquidity assessments for each category of investment and consider adding additional details in this regard to the disclosure in Item 10 of the prospectus.

Response: The Adviser was founded in 2007 and manages over $1.1 billion in assets. The Fund’s Portfolio Manager for the Fund, Ethan Powell, is a Principal and the Chief Investment Officer of the Adviser and has over 20 years of experience in managing alternative investment strategies, including the management of liquid alternative investments offered through liquid fund wrappers including mutual funds, ETFs, closed end funds and business development companies. The Sub-Adviser's investment team is composed of four seasoned professionals each with over thirty years of expertise in both reinsurance and asset management. From 2019 to 2023, this team was instrumental in establishing and managing PIMCO’s Insurance-Linked Securities (ILS) investment desk, overseeing all aspects of its operations. They were responsible for investment decisions across two dedicated ILS funds at PIMCO and served as internal specialists to multiple PIMCO fixed income and alternative asset funds seeking to allocate to the ILS space. Their responsibilities further included managing liquidity classifications for all ILS positions within the organization and addressing valuation challenges related to pricing anomalies.

E.	Given that participation in the markets for catastrophe bonds and other ILS is primarily limited to highly sophisticated institutional investors, such as qualified institutional buyers (“QIBS”), address any impact on potential liquidity arising from such limitations.

Response: The Adviser has informed the Fund that while the primary market for catastrophe bonds is dominated by institutional investors, there is an active secondary market where these securities are traded. The Fund will leverage relationships with broker-dealers specializing in ILS to facilitate transactions, mitigating potential liquidity constraints.

F.	Address how the Fund’s intended diversification across types of perils, geographies, and issuers will impact liquidity.

Response: The Adviser has advised the Fund as follows: The goal of the investment strategy is that the portfolio’s composition generally reflects the issued and outstanding 144A catastrophe bond market related to perils and geographies. Additionally, the strategy’s goal is to keep position sizing around 2%. Both of these factors will improve diversification and support liquidity. The number of deals and tranches (i.e., different classes of notes within deals) available for investment has increased with the growing catastrophe bond market (as shown in Figure 5). These deals are sponsored by a growing number of entities globally, covering an increasingly wide array of perils (see Figure 6) beyond the traditional US ‘peak peril’ risks such as Florida hurricanes and California earthquakes. Even within these risk categories, there is diversification, as sponsors transfer risk to the market in different ways, targeting various sub-perils (e.g., hurricane-induced flooding versus wind) and different event severities. With the wide range of deals, issuers, tranches, and perils to choose from, the investment strategy of the Fund is to have exposure to a diverse cross section of geography and perils by considering that liquidity in certain geography and peril types can be variable based on the market and weather environment.

Figure 5: Cat bonds issued and outstanding by year (Source – www.artemis.bm deal directory)

Figure 6: Cat bonds outstanding by risk or peril (Source – www.artemis.bm deal directory).

G.	Describe how the Board determined that an open-end exchange traded fund structure was appropriate for this investment strategy and describe the factors taken into consideration by the Board in arriving at this determination.

Response: The Board met with the Adviser at an in-person meeting and received a presentation from the Adviser on the catastrophe bond markets, Adviser’s investment strategy and the manner in which the Adviser will manage the risks of the Fund, and the experience of the Adviser and Sub-Adviser. They also considered information provided by the Adviser with respect to the diversification benefits of a strategy that is not highly correlated to traditional asset classes, and the ability of retail investors to have access to such benefits and to have daily liquidity.

5.	Comment: In the prospectus, in the penultimate paragraph under “Trigger Events,” please clarify the role of the Adviser in managing the Fund and supervising the Sub-Adviser. The Staff notes that some disclosure of this nature is included in the Item 10 disclosure.

Response:	The language has been revised consistent with the Staff’s comment.

6.	Comment: Under “ETF Risks – Trading” in the “Principal Risks” section of the prospectus, please revise this paragraph to remove references to single stock exposure and options on MSTR.

Response: The language has been revised consistent with the Staff’s comment.

7.	Comment: Under “Focused Investing Risk” in the “Principal Risks” section of the prospectus, given the intent to primarily invest in event linked bonds and similar securities generally classified within the financial services sector, please revise the Fund’s fundamental investment policy regarding concentration to reflect investment primarily in the financial services sector or group of industries.

Response: As a fundamental investment policy, the Fund will not concentrate its investments in the any industry or group of industries. The financial services sector is not an industry.

8.	Comment: In correspondence, discuss how the Fund’s operations including its ability to issue and redeem creation units and execute on its principal strategies will be impacted in the event of a series of major triggering events that negatively affect a large portion of the Fund’s portfolio or cause extreme price volatility in catastrophe bonds and ILS markets.

Response: In the event of major triggering events, the Fund may experience decreased liquidity and increased volatility in its holdings. However, although the Fund normally expects to settle creations and redemptions in cash, it is permitted to accept redemptions and creations in-kind. The Liquidity Risk Management Program is designed to ensure that the Fund can meet redemption requests and continue to operate effectively, even during periods of market stress.

9.	Comment: Under “Special Purpose Vehicle Risks” in the “Principal Risks” section of the prospectus, investment in special purpose vehicles (“SPVs”) is listed as a principal risk but there is no mention in the description of the Principal Investment Strategy section of the prospectus of SPVs or how SPV structures relate to the types of investments made by the Fund. Please expand the description of the Fund’s Principal Investment Strategies to describe the type of SPVs the Fund may invest in, how they are structure and offered, and whether and how such SPVs may be exempt from registration as investment companies under the Investment Company Act of 1940, as amend (the “1940 Act”) and/or how the securities offered by SPVs may be exempt from registration under the 1933 Act.

Response: The language has been revised consistent with the Staff’s comment.

10.	Comment: To the extent securities of SPVs are primarily offered to limited categories of institutional investors, such as QIBs, consider also adding a risk factor to address the possibility that the Fund may at times not qualify to invest in catastrophe bonds or other ILS.

Response: A risk factor has been added to the prospectus highlighting that certain ILS may only be available to qualified institutional buyers or other eligible investors. There is a possibility that the Fund may not qualify to invest in these securities, which could limit the investment opportunities available to the Fund.

11.	Comment: With respect to the valuation of the Fund’s assets, in correspondence, please explain the process the Adviser and Sub-Adviser intend to use for valuing catastrophe bonds and other categories of ILS invested in by the Fund and address how this will be consistent with Rule 2a-5 under the 1940 Act. In your response, indicate the anticipated percentages of portfolio investments that will be categorized as Level 1, 2 or 3 assets per GAAP’s fair value hierarchy. Also in correspondence, describe in detail the types of information the Adviser and Sub-Adviser will have about each type of security, including triggers, secondary market activity, and weather-related data and how they will use such information in making valuation determinations.

Response: The Fund will value its assets in accordance with Rule 2a-5 under the 1940 Act. Catastrophe bonds and related ILS will primarily be categorized as Level 2 assets, as they are not traded on active markets but have observable inputs. Level 3 assets may constitute a small percentage (estimated less than 5%) of the portfolio when observable inputs are not available, typically associated with a pending or actual impairment event (which is between 2-3% of the market). These impaired positions will often be written down dramatically reducing the size of the holding relative to the broader portfolio. The Adviser, as valuation designee will use information from pricing services, broker-dealer quotes, and internal models that consider triggers, secondary market activity, and relevant data such as weather reports and event probabilities to determine fair values.

12.	Comment: Under “Volatility Risk” in the “Principal Risks” section of the prospectus, please tailor the volatility risks to this Fund and the securities it will invest in.

Response: The language has been revised consistent with the Staff’s comment.

13.	Comment: The bullets in the second paragraph under “Principal Investment Strategies” in the Item 9 disclosure in the prospectus describe four categories of insurance-linked securities, However, the summary’s “Principal Investment Strategies” section also refers to insurance-linked swaps, collateralized reinsurance investments, and other insurance related securities. Please expand the Item 9 disclosure to also describe such other instruments.

Response: The Item 9 disclosure has been expanded to include descriptions of insurance-linked swaps, collateralized reinsurance investments, and other insurance-related securities. These instruments provide additional avenues for the Fund to gain exposure to insurance risks and diversify its portfolio.

14.	Comment: Under “Derivatives Risks,” please revise the Principal Investment Strategies description to discuss the types of derivatives and their counterparties that the Fund may enter into and be exposed to in pursuing investments in catastrophe bonds and other ILS. Also clarify in the Rule 18f-4 discussion in the prospectus whether the Fund will be a limited derivatives user for purposes of the Rule. If the Fund will not be a limited derivatives user, explain in correspondence how the Fund will comply with the leverage limits of Rule 18f-4 and describe what the Fund’s designated reference portfolio will be and why it was determined to be an appropriate reference portfolio for the Fund.

Response: Derivatives are not expected to be utilized as a principal investment strategy of the Fund. The discussion of derivatives such as insurance-linked swaps and options is now only included in the Item 9 disclosure. There is no discussion in the prospectus of Rule 18f-4, but the Fund intends to be a limited derivatives user under Rule 18f-4, as its derivatives exposure is expected to remain below 10% of its net assets.

15.	Comment: The Staff notes that many open-end funds investing primarily in catastrophe bonds and related ILS have historically limited investments primarily to institutional investors and impose high minimum investment requirements. As an ETF, the Fund will be available for purchase in the secondary market by retail investors without any investment minimum. Given the risks associated with catastrophe bonds and other event linked securities, please address in correspondence why the Fund believes its investment strategy and associated risks are appropriate for direct investment by retail investors.

Response: The Fund provides retail investors with access to a unique asset class that has historically been available only to institutional investors. By offering the Fund as an ETF, The Trust seeks to provide diversification benefits and potential uncorrelated returns relative to traditional asset classes. The Fund includes comprehensive risk disclosures to ensure that investors are informed about the associated risks. The Trust believes that with proper disclosure and education, retail investors can make informed decisions about investing in the Fund.

16.	Comment: Under “Acceptance of Orders for Creation Units” in the Statement of Information, please delete the word “absolute” from the statement that the Fund reserves the right to reject a creation order and also delete reasons number 5 related to adverse tax consequences, and 7 related to adverse effects on the Trust.

Response: The language has been revised consistent with the Staff’s comment.

*                      *                      *

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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